Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

The International Space Station is about to get major power upgrade

WKMG - ClickOrlando.com

By Emilee Speck

2 June 2021

KENNEDY SPACE CENTER, Fla. – This week the International Space Station will get a set of upgraded solar arrays to power the station, providing the juice needed to keep the orbiting laboratory going for the rest of its lifecycle.

The space station is a full-time laboratory hosting hundreds of experiments at once along with the six or seven astronauts living in the orbiting six-bedroom home, and to keep all that going takes a lot of power.

Currently, the ISS has eight solar arrays that generating about 160 kilowatts of power total. It’s been more than 20 years since the first solar arrays were installed on the ISS and even with upgrades, solar cells degrade overtime.

The new Roll-Out Solar Arrays, or ROSA, are much smaller --but more powerful with new technology— and will eventually provide 120 kilowatts, or 120,000 watts, of power during the daylight hours.

The first two out of six ROSAs will launch Thursday from Kennedy Space Center at 1:29 p.m. in a SpaceX Cargo Dragon spacecraft as it delivers more then 7,200 pounds of supplies, hardware and experiments to the ISS.

Rick Golden, Boeing project manager, oversees the structural mechanical development projects for the space station, including power. Upgrading the ISS power system, from the new batteries made by Boeing installed in the last few years to the new solar arrays will enable the station to operate for years to come.

Living in Earth’s gravity with plenty of oxygen and livable temperatures takes about 877 kilowatts (.877 watts) hours per month, according to the U.S. Energy Information Administration. A small refrigerator uses about 725 watts (.725 kilowatts), according to NASA.

In low-Earth orbit away from those comforts of terrestrial life, the International Space Station must provide those life-supporting services for the astronauts who live and work in space year-round. This takes substantially more power, the equivalent of powering up to 40 houses on Earth, according to Redwire Space, the space manufacturing company based in Jacksonville that built the new arrays and tested their deployment for Boeing.

The new solar arrays are essentially large blankets with more than 9,000 solar cells on each one attached to carbon composite boom arms. The massive arrays are rolled up to launch in the Dragon cargo spacecraft and then, through two spacewalks, will be installed outside the ISS. Golden explained that the way arrays are rolled up it looks like a big carpet and the arrays can be deployed in minutes, immediately ready to start turning sunlight into energy.

“The rollout technology has these two fiber composite booms that look like giant straws, they’re seven and a half inch diameter and 60 feet long, and it just pulled this blanket out. Much like you’d see, you know, a roll of carpet rolling out, it just pulls it out,” Golden said.

European Space Agency’s Thomas Pesquet and NASA’s Shane Kimbrough will be spacewalking to install the arrays during the dark side of the ISS orbit. The astronauts will pull out the four flight release bolts in orbit and then the arrays unfurl in space.

“It just pulls it out, and it is powerless. There’s no telemetry to it, it’s a very simplistic approach. And then once it’s out, the sunlight will hit the PV (solar cells) and they’ll start generating power,” Golden explained.

Redwire Space acquired Deployable Space Systems in February, the manufacture of deployable solar array systems.

“When all those six are flown and attached, the space station will actually be generating 20 to 30% more power than it was originally generating,” Redwire COO Andrew Rush said. “Which is really, really exciting because of the amount of science and commercial exploration and human exploration and operations activities that we’ll be able to support with that much more power on all that.”

Over three resupply missions, SpaceX will carry two of the giant arrays up at a time to the ISS. Each pair will require two spacewalks to install.

Rush said the Redwire Space team is excited for launch but the day the arrays are installed will be their second “bated breath moment.” The team will get to watch the spacewalk in real-time as their hard work is put to use powering the ISS.

“You get the launch, and that’s public, everybody watches that but the normal operations, you know, that installation and deployment, that you also get to see in real-time, and that’s a little bit different than, like satellite operations, right?” Rush explained.

Redwire also provides technology for space satellites and a number of other spacecraft. For those missions, knowing it was successful is not always quite so visible as it is with all the available views from the ISS.

“You don’t always get to see how everything did, and obviously you get to check that out and you get telemetry with this, like, it’s very visual, and supporting the ISS,” Rush said. “So that’ll be exciting to see and really just amazing to see the years of work that members of the team put into this and see it, you know, see it come to fruition with this, is, I’m very, very proud and excited for them for that.”

Not only will the arrays be installed live on NASA TV but anyone in the world can look up and see them clearly using a telescope, Golden said.

“This is one we can actually see from the ground,” Golden said. “So our space enthusiasts they can see space station, and watch space station and track it, this is kind of exciting, because you can actually see arrays, you know, with the right telescope, so it’s kind of neat, that we put things on the outside, but this is big enough on the outside that will actually be able to see it from the ground.”

Using NASA’s “Spot the Station” website anyone can find out when the ISS will be flying over their hometown and by the end of June will be able to see the two new arrays.

The spacewalk to install the first two arrays is scheduled for June 16 with Pesquet and Kimbrough. The astronauts will spend about 6 1/2 hours outside the ISS installing the ROSAs and then finish the job on Sunday, June 20.

For the teams at Boeing and Redwire, the installation has been years in the making which faced some delays due to the coronavirus pandemic. Teams had to overcome supply chain obstacles much like other industries around the world this past year.

“To actually see it go, you know, it’s kind of one of those career moments where you get to see your baby grow up,” Golden said. “So that’ll be really fulfilling for me, and exciting.”

The next pair of ROSAs will launch in spring 2022 and about a year later the final two will go up.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.